Exhibit 3.1
Amendment to the Restated By-Laws of Taubman Centers, Inc.
The Restated By-Laws of Taubman Centers, Inc. are hereby amended, effective September 28, 2017, to add the following new Article X:

ARTICLE X

Exclusive Forum for Certain Disputes

    Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for, or based on, a breach of a fiduciary duty owed by any current or former director or officer or other employee or agent of the Corporation to the Corporation or to the Corporation’s shareholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director or officer or other employee or agent of the Corporation arising under any provision of the Michigan Business Corporation Act, the Amended and Restated Articles of Incorporation of Taubman Centers, Inc., or these Restated By-Laws of Taubman Centers, Inc. (as any of these may be amended from time to time), or (iv) any action asserting a claim related to, or involving, the Corporation or any current or former director or officer or other employee or agent of the Corporation that is governed by the internal affairs doctrine, including any action to interpret, apply, enforce, or determine the validity of any provision of the Michigan Business Corporation Act, the Amended and Restated Articles of Incorporation of Taubman Centers, Inc., or these Restated By-Laws of Taubman Centers, Inc. (as any of these may be amended from time to time), shall, in each case, (i) be the state courts of Michigan, if no federal jurisdiction exists, or (ii) if federal jurisdiction over such an action or proceeding exists, the sole and exclusive forum for the action or proceeding shall be the United States District Court for the Eastern District of Michigan, Southern Division.